Exhibit 99.1

Brookfield Business Corporation

PROXY	CLASS A EXCHANGEABLE SUBORDINATE VOTING SHARES

PROXY, solicited by management, for the Annual General Meeting of Shareholders of Brookfield Business Corporation (the “Corporation”) to be held on Tuesday, June 13, 2023 at 9:00 a.m. (Eastern Daylight Time), via live audio webcast online at https://web.lumiagm.com/425259345 (the “Meeting”) password “BBUC2023” (case sensitive), and at all adjournments thereof.

If you wish to appoint a proxyholder other than the Corporation’s nominees below YOU MUST enter the name of your proxyholder below AND call 1-866-751-6315 (within North America) or 647-252-9650 (outside of North America) or visit online at www.tsxtrust.com/control-number-request by 5:00 p.m. (Eastern Daylight Time) on June 9, 2023 and provide TSX Trust Company (“TSX Trust”) with the required information for your chosen proxyholder so that TSX Trust may provide the proxyholder with a control number via email. This control number will allow your proxyholder to log in to and vote at the Meeting. Without a control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to ask questions or vote.

The undersigned holder of class A exchangeable subordinate voting shares of the Corporation hereby appoints JASPREET DEHL, Chief Financial Officer of the Corporation, or failing her A.J. SILBER, General Counsel and Corporate Secretary of the Corporation, (or in lieu thereof ______________________), as proxy of the undersigned to attend and vote, in respect of all the class A exchangeable subordinate voting shares of the Corporation registered in the name of the undersigned, at the Meeting, and at any adjournments thereof, on the following matters:

1.             Election of Directors (Mark either For or Withhold for each of the following nine nominees)

	For	Withhold		For	Withhold
01 – Jeffrey Blidner	☐	☐	06 – John Lacey	☐	☐
02 – David Court	☐	☐	07 – Don Mackenzie	☐	☐
03 – Stephen Girsky	☐	☐	08 – Michael Warren	☐	☐
04 – David Hamill	☐	☐	09 – Patricia Zuccotti	☐	☐
05 – Anne Ruth Herkes	☐	☐

2.	Appointment of the External Auditor (Mark either (a) or (b))

(a)	☐	FOR the appointment of Deloitte LLP as the external auditor and authorizing the directors of the Corporation to set its remuneration; or

(b)	☐	WITHHOLD from voting in the appointment of Deloitte LLP as the external auditor and authorizing the directors of the Corporation to set its remuneration.

In addition, the undersigned appoints such person as proxy to vote and act as aforesaid upon any amendments or variations to the matters identified in the Notice of Meeting and on all other matters that may properly come before the Meeting. Unless otherwise specified above, the shares represented by this proxy will be voted by the persons whose names are printed above for the election as directors of all nominees for election and for the appointment of Deloitte LLP as the external auditor.

Name of Shareholder:___________________________________________________________________________________

Number of class A exchangeable subordinate voting shares:______________________________________________________

	Date:	, 2023
Signature

NOTES:

1.	If this proxy is not dated in the space provided, it will be deemed to be dated as of the date on which it was mailed to you by management of the Corporation.
2.	If the shareholder is an individual, please sign exactly as your shares are registered.
3.	If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.
4.	To be valid, this proxy must be signed, dated and deposited with the Corporate Secretary of the Corporation c/o TSX Trust Company via one of the below options, not later than 5:00 p.m. (Eastern Daylight Time) on Friday, June 9, 2023 or, if the Meeting is adjourned, not less than two business days prior to the time of the adjourned Meeting: by mail, to Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; by fax at 416-595-9593; by email, with a scanned copy to proxyvote@tmx.com; by telephone, toll-free at 1-888-489-5760 or by Internet, at www.meeting-vote.com and by following the instructions for electronic voting. A shareholder will be prompted to provide the control number printed by the preprinted name and address. The telephone voting service is not available on the day of the Meeting, and registered shareholders may not appoint a person as proxyholder other than the management nominees named in this form of proxy when voting by telephone.
5.	A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the Meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint and delivering the completed proxy to the Corporate Secretary of the Corporation, as set out above. In addition, YOU MUST call 1-866-751-6315 (within North America) or 647-252-9650 (outside of North America) or visit online at https://www.tsxtrust.com/control-number-request by 5:00 p.m. (Eastern Daylight Time) on June 9, 2023 and provide TSX Trust with the required information for your chosen proxyholder so that TSX Trust may provide the proxyholder with a control number via email. This control number will allow your proxyholder to log in to and vote at the Meeting. Without a control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote or ask questions.
6.	Reference is made to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting, including the right of a shareholder to cumulate his or her votes in the election of directors. Unless otherwise directed by the shareholder who has given the proxy, management intends to cast the votes to which the class A exchangeable subordinate voting shares represented by such proxy are entitled equally among the proposed nominees for election.
7.	If a share is held by two or more persons, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of each share so held.
8.	The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.